Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 000-49765

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

The following may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. On August 16, 2004, Charles River filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting part thereof. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following was internally distributed to Charles River employees on August 25, 2004.

Merger Update

Charles River is pleased to announce the excellent early progress moving towards our merger with Inveresk. This is an exciting time in the growth of CRL, as both a market player and an employer. We value the great work you're continuing to provide – it's needed now more than ever. As work progresses on this merger, you will be informed of recent achievements, set goals and important milestones.

Collaborative Integration Teams

A merger steering committee, staffed by both CRL and Inveresk management, has been established. This is a group with particular expertise in critical disciplines such as mergers, organizational structure and dynamics, strategic planning, and risk management. Members of the steering committee are:

Dave Johst, CRL SVP, HR & Administration, Chair
Jim Foster, CRL President, Chairman and CEO
Tom Ackerman, CRL Senior Vice President and CFO
Walter Nimmo, Inveresk President & CEO
Nancy Gilette, CRL Corporate VP & GM, DST
Mike Anckorn, Inveresk President, CTBR
Kitty Sahin, CRL Director, Business Development
Brian Bathgate, Inveresk President – Europe
Alastair McEwan, Inveresk President, Clinical
Real Renaud,CRL EVP & GM, Global RM Products & Services, ad hoc member
Nick Thornton, Inveresk Corporate Development, ad hoc member

Core integration teams have also been established and are developing focused action plans. Over the next few months, these teams will be making onsite visits to the majority of facilities as part of their work.

Merger Milestones

The Federal Trade Commission has granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act) in connection with our proposed merger. Under the HSR Act, the merger could not be completed until the waiting period either expired or was terminated. Completion of the merger remains subject to additional conditions, including shareholder approvals.

Charles River has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4, which is the documentation relating to the merger that is required under federal securities laws. This is an important step in the process of obtaining the shareholder approvals required to complete the merger. Once the registration statement has been cleared by the SEC, the documentation will be mailed to Charles River and Inveresk shareholders and they will be asked to give the required shareholder approvals.

The registration statement, and all other documents filed by Charles River or Inveresk with the SEC, are available free of charge on the SEC's website at www.sec.gov.

All of this is excellent news, keeping us on target for an expected merger close date within the fourth quarter.